

May 20, 2011

<u>Via Facsimile and U.S. Mail</u>
Jonathan D. Kantor, Esq.
Executive Vice President, General Counsel and Secretary
CNA Financial Corporation
333 South Wabash Avenue
Chicago, Illinois
60604

Re:	**CNA Surety Corporation**
	Schedule TO-T filed by Surety Acquisition Corporation, Continental Casualty Company and The Continental Corporation (the "CNA Group")
	Amendment No. 1 to Schedule TO filed May 17, 2011 by the CNA Group
	File No. 005-51709

Schedule 13e-3 filed by the CNA Group and CNA Surety Corporation and Loews Corporation
Filed May 11, 2011
File No. 005-51709

Dear Mr. Kantor

      We have limited our review of the filings listed above to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

<u>Schedule 13e-3</u>

Item 16. Exhibits

1.   Please clarify the appropriate date of the materials filed as an exhibit to Schedule 13e-3, which reference a benchmarking presentation analysis presented by JPMorgan. The presentation materials are dated March 10, 2010 but appear to be materials described on page 15 of the Offer to Purchase. Please advise or refile the appropriate exhibit.

Exhibit (a)(1)(i)
Offer to Purchase

2.   We note that Loews Corporation is a filing party with respect to the 13e-3 transaction but is not included as a bidder in the current tender offer. Please provide us with your analysis of why Loews is not a co-bidder. In your response, please reference the consideration you have given to the guidance in Section II.D.2. of the November 14, 2000 Current Issues Outline available at
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Special Factors, page 9
Background, page 9

3.   In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe all discussions, meetings, contacts and reports among senior management of CNA Financial, the board of directors of CNA Financial and CNA Surety, inclusive of the special committee of the board of CNA Surety, the legal advisors to the filing parties and the financial advisors to the filing parties with respect to the transaction involving CNA Surety. For example, revise to disclose:

    • specific factors that prompted CNA Financial management to re-open the possibility of an acquisition of CNA Surety in August 2010;
    • all discussions regarding the timing of any proposals;
    • any range of offer values considered in initial discussions before the October 29, 2010 letter to CNA Surety; and,
    • further detail regarding the parties' consideration and discussion, if any, of the benchmarking analyses provided by JPMorgan in its March 10, 2011 presentation in determining an offer price and in rendering their fairness determination.

4.   Please refer to Item 1013 (c) of Regulation M-A. Further supplement your disclosure regarding CNA Financial's decision to engage in the going private transaction at this time. Specifically, explain further why CNA Financial chose to expand its specialty franchise *at this time* and explain any other considerations that factored into the decision to pursue the transaction now as opposed to any other time.

5.   Further to our comment above. Each filing party must provide the disclosure called for by Item 1013(c) of Regulation M-A. Please revise to include a discussion of why each party, other than CNA Financial, decided to undertake the going private transaction at this time.

The Recommendation by the Special Committee, page 14

6.   Please clarify throughout the disclosure that each filing person is providing its determination as to the fairness of the transaction to all unaffiliated shareholders, versus "holders of shares… other than CNA Financial and its affiliates…"

Position of the CNA Financial Group Regarding Fairness of the Offer and the Merger, page 14

7.   The factors listed in Instruction 2 to Item 1014 of Regulation M-A are those generally considered relevant in addressing the substantive fairness of a going private transaction and should be discussed in reasonable detail. See Q & A No. 20 in Exchange Act Release 17719 (April 13, 1981). Although you refer to going concern value, please expand your disclosure to identify the going concern value on a stand-alone basis actually considered by CNA Financial Group and how it factored into the determination as to the fairness of the transaction. Further, revise to discuss the parties' consideration of the net book value per share of CNA Surety in rendering a fairness determination. In this regard, we note the book value of $27.79 presented to Mr. Mense by the Special Committee of CNA Surety on March 29, 2011.

8.   We note the range of values provided in the discounted cash flow analysis presented by JPMorgan in materials dated April 20, 2011. Revise to clarify whether the filing parties considered the implied estimation value of $29.85 per share in rendering their fairness determination.

9.   Further to our comments above. Unless a filing party expressly adopts the analysis of another party, the filing party should address the factors listed in Item 1014(b) and Instruction 2 to Item 1014. Please clarify whether the CNA Financial Group addressed each of the factors identified in Instruction 2 to Item 1014 of Regulation M-A, or if it expressly adopts the analysis of any other party.

In revising your disclosure in response to our comments, please be advised that all disclosure required by Item 8, as well as Items 7 and 9 of Schedule 13E-3 must be included in the document disseminated to security holders in full, including responses in the negative. See General Instruction E to Schedule 13E-3.

Selected Financial Information, page 48

10.   Please provide complete summarized financial information as required by Instruction 1 to Item 13 of Schedule 13E-3. For example, please revise to include the summarized information required by Item 1010 (c) of Regulation M-A, inclusive of the ratio of earnings to fixed charges for the requisite periods.

Source and Amount of Funds, page 51

11.   Please address any alternative financing arrangements that are in place in the event the primary financing plans fall through. If none, revise to state this fact. Refer to Item 1007 (b) of Regulation M-A.

Conditions of the Offer, page 52

12.   Please refer to the last paragraph in this section where you disclose the bidders' ability to assert the conditions "any time and from time to time in [their] sole discretion…in each case, subject to applicable rules and regulations of the SEC." Please clarify further that all conditions, other than the receipt of governmental approvals, must be satisfied or waived at or prior to the expiration of the offer.

13.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

14.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Closing Information

        Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from the filing party a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-0303.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions

Cc (via facsimile):   Chris May, Esq.
                                 Simpson Thatcher & Bartlett LLP